

May 29, 2024

Kevin M. Fennell
Executive Vice President and Chief Financial Officer
Broadstone Net Lease, Inc.
207 High Point Dr., Suite 300
Victor, NY 14564

      Re: Broadstone Net Lease, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the quarter ended March 31, 2024
           File No. 001-39529

Dear Kevin M. Fennell:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   Since February 2023, we note that earnings calls have emphasized that current market conditions have adversely impacted commercial real estate net lease markets and caused significant declines in transaction levels. We also note that in the first quarter of 2024, you have sold 37 assets within your healthcare portfolio and intend to sell clinical, surgical and traditional medical office building properties, which has not always fit well within the traditional net lease framework, so that you can focus more intently on industrial space and your other core investment verticals of retail and restaurant assets. Please tell us and revise future disclosures to provide more robust discussion related to known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations related to conditions in the market or your specific strategies within your Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Reference is made to Item 303 of Regulation S-K.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction